December 29, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Peter McPhun and Ms. Shannon Menjivar

Re:	Hudson Acquisition I Corp.

Form 10-K for the fiscal year ended December 31, 2022

Filed September 27, 2023

File No. 001-41532

Dear Mr. Peter McPhun and Ms. Shannon Menjivar:

Please find below our responses to the question raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 8, 2023 (the “Comment Letter”) relating to the annual report on Form 10-K, which was submitted to the Commission by Hudson Acquisition I Corp. (the “Company”) on September 27, 2023.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Form 10-K for the fiscal year ended December 31, 2022

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response:	The Company respectfully acknowledges the Staff’s comments and confirms that the sponsor is not controlled by and does not have substantial ties with a non-U.S. person. The Company’s sponsor is Hudson SPAC Holding LLC, a Delaware limited liability company (the “Sponsor”). The Sponsor is controlled by its sole member, PX Capital Partners LP, a Bermuda partnership. PX Capital Partners LP is in turn fully controlled by its general partner, PX Global Advisors, LLC, a Delaware limited liability company. Pengfei Xie, a U.S. citizen, is the sole member of PX Global Advisors, LLC.

We hope the foregoing answer is responsive to your Comment Letter. Please do not hesitate to contact me at (347) 205 3126 with any questions or comments regarding this correspondence.

Sincerely,

By:	/s/ Jiang Hui
Name:	Jiang Hui
Title:	Chief Executive Officer